PROJECTIONS

Nature of Projections

Included herein are projections for the first __ years of operation for North Cove Holdings, LLC (the "Company"). The Company cautions investors that the facts and assumptions underlying the projections will change, and those changes may cause significant positive or negative differences to the projected results. Many of the facts and assumptions are beyond the control of the Company. The Company anticipates that there will be differences between the projections and the Company's actual results, so investors should not place undue reliance on the projections.

These projections are not a guaranty of actual financial performance. Actual results are likely to differ materially from the projections contained herein, because of many factors including the "risk factors" disclosed in the offering materials. **Investors should review these risk factors carefully before making any decision about investing in the Company.**

The process of estimating future revenue is subjective and is particularly difficult for the Company at this stage of the Company's development, because it requires the Company to estimate future demand for products and services which have not been developed and for which there are currently no sales. This lack of historical data on which to base our projections causes our projections to have a much greater risk of inaccuracy than projections made by other companies that have a greater amount of historical data on which to base their projections.

The projections were not prepared with a view to compliance with the published guidelines of the Securities and Exchange Commission or the American Institute of Certified Public Accountants regarding projections and forecasts. The Company's accountants have not assisted with the preparation of, nor have they applied testing procedures to, the projections. Accordingly, neither we nor our accountants express an opinion or any other form of assurance regarding the projections. Although the projections are presented with numerical specificity, they are based on various estimates and assumptions and are inherently subject to significant business, economic and other uncertainties, many of which are beyond the control of the Company. Investors should make their own assessment as to whether the assumptions are reasonable, and the risks associated with these assumptions and projections. The release of these projections should not be regarded as an indication that the Company considers them to be a reliable prediction of future events, and investors should not rely on them for that purpose.

Summary of Primary Assumptions

A summary of the primary assumptions on which the projections contained herein are based as set forth below. This is a summary only of the most important assumptions with an emphasis on those parts of the Company's business that the Company expects will change the most during the period covered by the projections. If actual events vary from these assumptions, then it is highly likely that actual financial results will differ from the projections contained herein.

Restaurant:

We expect the restaurant to achieve steady growth in the restaurant due the increased amount of foot traffic created by our other lines of business.

Due to increased demand of our facility we anticipate raising our prices beginning in Y3.

Pickleball:

Pickleball is the fastest growing sport in the US.

Disc Golf:

Disc golf is the 2nd fastest growing sport in the US

The increase in greens fee in Y2 accounts for an increase in the price of a "day pass" from $15 to $20 with the addition of a new course.

Our closest comp which Innova is helping us to replicate (Sabbatus) recorded over 40,000 rounds played this year.

Mountain Bike/ Hiking Shuttle:

Currently there are no hiking shuttles that operate in our area that allow riders/hikers to be dropped at a trailhead and arrive back at their car.

Pro Shop:

We expect 75% of disc golf patron to buy merchandise from the pro shop (discs, snack, apparel etc)

We expect pro shop sales to match the growth of disc golf rounds played at North Cove. Additionally, we have plans to expand the pro shop and add a "general store" that will sell basic toiletries and supplies to our glamping guests which will also increase sales year over year.

Wedding Venue

We believe we can operate the wedding venue at near full capacity based on consultation and guidance from one of the owners family, who currently runs a successful wedding business (The Farmhouse Siloam) in Mt. Airy, NC that is booked out 2 years in advance.

The pandemic has created a national shortage of wedding venues for newly engaged couples due to weddings being rolled over from venue closings the past 2 years. Due to this shortage, we expect our calendar to be fully booked as soon as our calendar opens beginning in July of 2022.

Due the anticipated demand for our venue we will raise the price of weddings in Y3.

RV Park & Campground

AirBnB, campground, and short-term rentals in McDowell county have an average monthly occupancy rate of 87%.

Payroll/Personnel:

Given the great variety of activities occurring on site, personnel required includes: facility maintenance, wedding coordination, campground staff, restaurant staff, pro shop staff, in addition to management.


Yearly Projections
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
Projected Gross Revenue
$733,925
$2,329,238
$2,718,370
$3,771,810
Year 1 - Phase 1
Year 2 - Phase 2
Year 3 - Phase 2
Year 4 - Phase 2
March 2023 - February 2026

Yearly Projections	Dates	Total Projected Cost	Total Projected Revenue	Total Profit
Year 1 - Phase 1	Mar 2022-Feb 2023	$692,412	**$733,925**	$41,513
Year 2 - Phase 2	Mar 2023-Feb 2024	$1,014,887	**$2,329,238**	$1,314,351
Year 3 - Phase 2	Mar 2024-Feb 2025	$1,259,137	**$2,718,370**	$1,459,233
Year 4 - Phase 2	Mar 2025-Feb 2026	$1,588,748	**$3,771,810**	$2,183,062



Year 1 - Phase 1 Projected Revenue

	Total Projected	3/1/2022	4/1/2022	5/1/2022	6/1/2022	7/1/2022	8/1/2022	9/1/2022	10/1/2022	11/1/2022	12/1/2022	1/1/2023	2/1/2023
Total Fixed Costs	$125,994	$16,500	$7,500	$7,991	$8,173	$10,428	$11,099	$10,532	$11,062	$11,085	$10,441	$10,489	$10,694
Total Payroll Cost	$278,105	$16,111	$16,111	$16,111	$25,530	$25,530	$25,530	$25,530	$25,530	$25,530	$25,530	$25,530	$25,530
Total Projected Expenses	$692,412	$38,455	$30,517	$36,352	$61,485	$70,521	$74,223	$74,906	$77,936	$71,709	$55,565	$50,269	$50,474
Total Projected Revenue	$733,925	$15,038	$18,063	$29,500	$61,213	$75,225	$81,538	$124,038	$128,838	$96,138	$42,538	$30,900	$30,900
Gain/Loss	$41,513	-$23,417	-$12,455	-$6,852	-$272	$4,704	$7,314	$49,131	$50,901	$24,428	-$13,028	-$19,369	-$19,574

North Cove - 2022 - 2023

Year 1 - Financial Projections

formula cells   independent

Description	Average Unit Pri	Annual Units	Mar-22	Apr-22	May-22	Jun-22	Jul-22	Aug-22	Sep-22	Oct-22	Nov-22	Dec-22	Jan-23	Feb-23
Greens Fees	$15.00	8,900	550	650	800	850	900	950	950	950	950	550	400	400
Year Membership	$200.00	64	3	5	5	7	8	8	8	7	6	3	2	2
Pro-shop	$15.00	6,675	413	488	600	638	675	713	713	713	713	413	300	300
Restaurant/Bar	$25.00	15,500	0	0	300	1,500	2,000	2,200	2,300	2,500	2,000	1,100	800	800
Wedding Venue	$10,000.00	10	0	0	0	0	0	0	4	4	2	0	0	0
Mountain Bike Shuttle	$10.00	0	0	0	0	0	0	0	0	0	0	0	0	0
Pickle Ball	$10.00	0	0	0	0	0	0	0	0	0	0	0	0	0
RV Park	$55.00	0	0	0	0	0	0	0	0	0	0	0	0	0
Tent Camping	$45.00	0	0	0	0	0	0	0	0	0	0	0	0	0
Event Ticket Sales	$20.00	0	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL REVENUE	Projected Revenue												
Greens Fees	$133,500.00	$ 8,250.00	$ 9,750.00	$ 12,000.00	$ 12,750.00	$ 13,500.00	$ 14,250.00	$ 14,250	$ 14,250	$ 14,250	$ 8,250	$ 6,000	$ 6,000
Year Membership	$12,800.00	$ 600.00	$ 1,000.00	$ 1,000.00	$ 1,400.00	$ 1,600.00	$ 1,600.00	$ 1,600	$ 1,400	$ 1,200	$ 600	$ 400	$ 400
Pro-shop	$100,125.00	$ 6,187.50	$ 7,312.50	$ 9,000.00	$ 9,562.50	$ 10,125.00	$ 10,687.50	$ 10,688	$ 10,688	$ 10,688	$ 6,188	$ 4,500	$ 4,500
Restaurant/Bar	$387,500.00	$ -	$ -	$ 7,500.00	$ 37,500.00	$ 50,000.00	$ 55,000.00	$ 57,500	$ 62,500	$ 50,000	$ 27,500	$ 20,000	$ 20,000
Wedding Venue	$100,000.00	$ -	$ -	$ -	$ -	$ -	$ -	$ 40,000	$ 40,000	$ 20,000	$ -	$ -	$ -
Mountain Bike Shuttle	$0.00	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Pickle Ball	$0.00	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
RV Park	$0.00	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Tent Camping	$0.00	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Event Ticket Sales	$0.00	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Projected Revenue	$733,925.00	$ 15,037.50	$ 18,062.50	$ 29,500.00	$ 61,212.50	$ 75,225.00	$ 81,537.50	$ 124,037.50	$ 128,837.50	$ 96,137.50	$ 42,537.50	$ 30,900.00	$ 30,900.00

VARIABLE COST	Projected Expenses													
Greens Fees	5.00	$44,500	$ 2,750.00	$ 3,250.00	$ 4,000.00	$ 4,250.00	$ 4,500.00	$ 4,750.00	$ 4,750.00	$ 4,750.00	$ 4,750.00	$ 2,750.00	$ 2,000.00	$ 2,000.00
Year Membership	0.00	$0	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Pro-shop	7.50	$50,063	$ 3,093.75	$ 3,656.25	$ 4,500.00	$ 4,781.25	$ 5,062.50	$ 5,343.75	$ 5,343.75	$ 5,343.75	$ 5,343.75	$ 3,093.75	$ 2,250.00	$ 2,250.00
Restaurant/Bar	12.50	$193,750	$ -	$ -	$ 3,750.00	$ 18,750.00	$ 25,000.00	$ 27,500.00	$ 28,750.00	$ 31,250.00	$ 25,000.00	$ 13,750.00	$ 10,000.00	$ 10,000.00
Wedding Venue	0.00	$0	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mountain Bike Shuttle	0.00	$0	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Pickle Ball	0.00	$0	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
RV Park	0.00	$0	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Tent Camping	0.00	$0	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Event Ticket Sales	0.00	$0	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Variable Costs		$288,312.50	$ 5,843.75	$ 6,906.25	$ 12,250.00	$ 27,781.25	$ 34,562.50	$ 37,593.75	$ 38,843.75	$ 41,343.75	$ 35,093.75	$ 19,593.75	$ 14,250.00	$ 14,250.00

North Cove - 2022 - 2023
Year 1 - Financial Projections

FIXED COSTS/OVERHEAD	Projected Expenses												
Advertising & Promotion	$20,000	$0	$0	$0	$0	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500
Events	$0					$0			$0				
HOA Dues	$4,600	$4,600											
Insurance	$3,000	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250
Office Supplies & Software	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Pest Control	$0									$48		$48	
Professional Fees	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Course Maintenance	$12,898	$500	$500	$991	$1,173	$928	$1,599	$1,032	$1,562	$1,537	$941	$941	$1,194
Supplies	$4,200	$350	$350	$350	$350	$350	$350	$350	$350	$350	$350	$350	$350
Tax - Property	$4,400	$4,400	$0	$0	$0	$0	$0	$0					
Telephone Expense	$0	$0	$0	$0	$0	$0	$0	$0	$0		$0		
Utilities	$14,400	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200
Real Estate Debt	$62,400	$5,200	$5,200	$5,200	$5,200	$5,200	$5,200	$5,200	$5,200	$5,200	$5,200	$5,200	$5,200
Total Fixed Costs	$125,994	$16,500	$7,500	$7,991	$8,173	$10,428	$11,099	$10,532	$11,062	$11,085	$10,441	$10,489	$10,694
Total Payroll Cost	$278,105.16	$16,110.90	$16,110.90	$16,110.90	$25,530.27	$25,530.27	$25,530.27	$25,530.27	$25,530.27	$25,530.27	$25,530.27	$25,530.27	$25,530.27
Total Projected Expenses	$692,412	$38,455	$30,517	$36,352	$61,485	$70,521	$74,223	$74,906	$77,936	$71,709	$55,565	$50,269	$50,474
Total Projected Revenue	$733,925	$15,038	$18,063	$29,500	$61,213	$75,225	$81,538	$124,038	$128,838	$96,138	$42,538	$30,900	$30,900
Gain/Loss	$41,513	-$23,417	-$12,455	-$6,852	-$272	$4,704	$7,314	$49,131	$50,901	$24,428	-$13,028	-$19,369	-$19,574



Year 1 Projected Revenue

	Total Projected	3/1/2023	4/1/2023	5/1/2023	6/1/2023	7/1/2023	8/1/2023	9/1/2023	10/1/2023	11/1/2023	12/1/2023	1/1/2024	2/1/2024
Total Fixed Costs	$519,639	$38,565	$39,470	$37,773	$40,880	$73,095	$37,053	$43,351	$42,798	$77,914	$31,409	$29,811	$27,524
Total Payroll Cost	$607,621	$47,922	$47,922	$50,882	$50,882	$50,881	$50,881	$50,881	$50,881	$50,881	$50,881	$50,881	$50,881
Total Projected Expenses	$1,014,887	$148,980	$157,135	$177,187	$186,574	$251,004	$178,919	$194,688	$191,050	$260,642	$139,315	$129,133	$124,558
Total Projected Revenue	$2,329,238	$110,280	$162,535	$223,070	$245,993	$293,663	$254,663	$261,345	$294,713	$233,223	$111,955	$68,900	$68,900
Gain/Loss	$1,314,351	-$38,700	$5,400	$45,883	$59,419	$42,659	$75,744	$66,657	$103,662	-$27,419	-$27,360	-$60,233	-$55,658

North Cove 2023 - 2024

Year 2 - Financial Projections

Description	Unit Price	Annual Units	Mar-23	Apr-23	May-23	Jun-23	Jul-23	Aug-23	Sep-23	Oct-23	Nov-23	Dec-23	Jan-24	Feb-24
Greens Fees	$15.00	11,543	743	878	1,080	1,148	1,148	1,148	1,215	1,215	1,148	743	540	540
Year Membership	$200.00	86	4	7	7	9	11	11	11	9	8	4	3	3
Pro-shop	$12.00	8,657	557	658	810	861	861	861	911	911	861	557	405	405
Restaurant/Bar	$25.00	30,848	1,350	1,755	3,240	3,443	3,443	3,443	3,645	3,443	3,443	1,485	1,080	1,080
Wedding Venue	$10,000.00	32	2	4	4	4	4	4	4	4	2	0	0	0
Mountain Bike Shuttle	$10.00	1,400	0	0	0	0	240	240	240	240	240	200	0	0
Pickle Ball	$10.00	2,100	140	150	180	200	250	250	250	220	160	120	90	90
RV Park	$55.00	11,750	500	750	1,000	1,200	1,300	1,300	1,300	1,300	1,300	800	500	500
Tent Camping	$45.00	4,100	200	300	400	500	500	500	500	500	500	200	0	0
Event Ticket Sales	$20.00	3,900	0	0	0	0	1,950	0	0	1,950	0	0	0	0

TOTAL REVENUE	Projected Revenue												
Greens Fees	$173,137.50	$ 11,137.50	$ 13,162.50	$ 16,200.00	$ 17,212.50	$ 17,212.50	$ 17,212.50	$ 18,225	$ 18,225	$ 17,213	$ 11,138	$ 8,100	$ 8,100
Year Membership	$17,280.00	$ 810.00	$ 1,350.00	$ 1,350.00	$ 1,890.00	$ 2,160.00	$ 2,160.00	$ 2,160	$ 1,890	$ 1,620	$ 810	$ 540	$ 540
Pro-shop	$103,882.50	$ 6,682.50	$ 7,897.50	$ 9,720.00	$ 10,327.50	$ 10,327.50	$ 10,327.50	$ 10,935	$ 10,935	$ 10,328	$ 6,683	$ 4,860	$ 4,860
Restaurant/Bar	$771,187.50	$ 33,750.00	$ 43,875.00	$ 81,000.00	$ 86,062.50	$ 86,062.50	$ 86,062.50	$ 91,125	$ 86,063	$ 86,063	$ 37,125	$ 27,000	$ 27,000
Wedding Venue	$320,000.00	$ 20,000.00	$ 40,000.00	$ 40,000.00	$ 40,000.00	$ 40,000.00	$ 40,000.00	$ 40,000	$ 40,000	$ 20,000	$ -	$ -	$ -
Mountain Bike Shuttle	$14,000.00	$ -	$ -	$ -	$ -	$ 2,400.00	$ 2,400.00	$ 2,400	$ 2,400	$ 2,400	$ 2,000	$ -	$ -
Pickle Ball	$21,000.00	$ 1,400.00	$ 1,500.00	$ 1,800.00	$ 2,000.00	$ 2,500.00	$ 2,500.00	$ 2,500.00	$ 2,200.00	$ 1,600.00	$ 1,200.00	$ 900.00	$ 900.00
RV Park	$646,250.00	$ 27,500.00	$ 41,250.00	$ 55,000.00	$ 66,000.00	$ 71,500.00	$ 71,500.00	$ 71,500.00	$ 71,500.00	$ 71,500.00	$ 44,000.00	$ 27,500.00	$ 27,500.00
Tent Camping	$184,500.00	$ 9,000.00	$ 13,500.00	$ 18,000.00	$ 22,500.00	$ 22,500.00	$ 22,500.00	$ 22,500.00	$ 22,500.00	$ 22,500.00	$ 9,000.00	$ -	$ -
Event Ticket Sales	$78,000.00	$ -	$ -	$ -	$ -	$ 39,000.00	$ -	$ -	$ 39,000.00	$ -	$ -	$ -	$ -
Total Projected Revenue	$2,329,237.50	$ 110,280.00	$ 162,535.00	$ 223,070.00	$ 245,992.50	$ 293,662.50	$ 254,662.50	$ 261,345.00	$ 294,712.50	$ 233,222.50	$ 111,955.00	$ 68,900.00	$ 68,900.00

VARIABLE COST		Projected Expenses												
Greens Fees	5.00	$57,713	$ 3,712.50	$ 4,387.50	$ 5,400.00	$ 5,737.50	$ 5,737.50	$ 5,737.50	$ 6,075.00	$ 6,075.00	$ 5,737.50	$ 3,712.50	$ 2,700.00	$ 2,700.00
Year Membership	0.00	$0	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Pro-shop	6.00	$51,941	$ 3,341.25	$ 3,948.75	$ 4,860.00	$ 5,163.75	$ 5,163.75	$ 5,163.75	$ 5,467.50	$ 5,467.50	$ 5,163.75	$ 3,341.25	$ 2,430.00	$ 2,430.00
Restaurant/Bar	12.50	$385,594	$ 16,875.00	$ 21,937.50	$ 40,500.00	$ 43,031.25	$ 43,031.25	$ 43,031.25	$ 45,562.50	$ 43,031.25	$ 43,031.25	$ 18,562.50	$ 13,500.00	$ 13,500.00
Wedding Venue	0.00	$0	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mountain Bike Shuttle	0.00	$0	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Pickle Ball	0.00	$0	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
RV Park	0.00	$0	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Tent Camping	0.00	$0	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Event Ticket Sales	0.00	$0	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Variable Costs		$495,247.50	$ 23,928.75	$ 30,273.75	$ 50,760.00	$ 53,932.50	$ 53,932.50	$ 53,932.50	$ 57,105.00	$ 54,573.75	$ 53,932.50	$ 25,616.25	$ 18,630.00	$ 18,630.00

North Cove 2023 - 2024
Year 2 - Financial Projections

FIXED COSTS/OVERHEAD	Projected Expenses												
Advertising & Promotion	$60,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
Events	$60,000					$30,000				$30,000			
HOA Dues	$4,600	$4,600											
Insurance	$24,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000
Office Supplies & Software	$21,581	$275	$583	$187	$849	$1,925		$3,380	$3,014	$5,000	$2,422	$3,057	$889
Pest Control	$96									$48		$48	
Professional Fees	$24,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000
Course Maintenance	$82,917	$6,615	$6,432	$10,596	$7,243	$8,443	$8,480	$11,175	$11,064	$12,869			
Supplies	$17,279	$85	$1,501	$0	$2,140	$2,053	$1,205	$1,543	$1,730	$3,008	$2,779	$654	$583
Tax - Property	$11,041		$3,831		$3,525	$3,552	$133						
Telephone Expense	$1,064		$133		$133	$133	$245	$264			$156		
Utilities	$30,938	$2,813	$2,813	$2,813	$2,813	$2,813	$2,813	$2,813	$2,813	$2,813	$1,875	$1,875	$1,875
Real Estate Debt	$182,124	$15,177	$15,177	$15,177	$15,177	$15,177	$15,177	$15,177	$15,177	$15,177	$15,177	$15,177	$15,177
Total Fixed Costs	$519,639	$38,565	$39,470	$37,773	$40,880	$73,095	$37,053	$43,351	$42,798	$77,914	$31,409	$29,811	$27,524
Total Payroll Cost	$607,620.95	$47,922.12	$47,922.12	$50,882.49	$50,882.49	$50,881.42	$50,881.42	$50,881.42	$50,881.42	$50,881.42	$50,881.42	$50,881.42	$50,881.42
Total Projected Expenses	$1,014,887	$148,980	$157,135	$177,187	$186,574	$251,004	$178,919	$194,688	$191,050	$260,642	$139,315	$129,133	$124,558
Total Projected Revenue	$2,329,238	$110,280	$162,535	$223,070	$245,993	$293,663	$254,663	$261,345	$294,713	$233,223	$111,955	$68,900	$68,900
Gain/Loss	$1,314,351	-$38,700	$5,400	$45,883	$59,419	$42,659	$75,744	$66,657	$103,662	-$27,419	-$27,360	-$60,233	-$55,658



Year 2 Projected Revenue

	Total Projected	3/1/2024	4/1/2024	5/1/2024	6/1/2024	7/1/2024	8/1/2024	9/1/2024	10/1/2024	11/1/2024	12/1/2024	1/1/2025	2/1/2025
Total Fixed Costs	**$564,608**	$40,117	$41,376	$39,304	$42,946	$75,139	$38,885	$45,268	$74,761	$50,197	$42,010	$39,967	$34,639
Total Payroll Cost	**$686,123**	$54,463	$54,463	$57,720	$57,720	$57,720	$57,720	$57,720	$57,720	$57,720	$57,720	$57,720	$57,720
Total Projected Expenses	**$1,259,137**	$168,670	$180,058	$207,280	$218,999	$283,386	$210,878	$228,078	$283,647	$233,502	$177,991	$164,018	$153,362
Total Projected Revenue	**$2,718,370**	**$165,225**	**$221,058**	**$294,605**	**$311,161**	**$351,775**	**$312,775**	**$322,252**	**$353,303**	**$289,796**	**$155,281**	**$101,820**	**$101,820**
Gain/Loss	**$1,459,233**	-$3,445	$41,000	$87,324	$92,161	$68,389	$101,897	$94,174	$69,656	$56,294	-$22,710	-$62,198	-$51,542

North Cove 2024 - 2025

Year 3 - Financial Projections

TOTAL REVENUE	
Greens Fees	$311,648
Year Membership	$23,328
Pro-shop	$140,241
Restaurant/Bar	$1,041,103
Wedding Venue	$320,000
Mountain Bike Shuttle	$27,650
Pickle Ball	$52,500
RV Park	$801,900
Tent Camping	$184,500
Event Ticket Sales	$78,000
Total Projected Revenue	**$2,718,370**

VARIABLE COST	
Greens Fees	$103,857
Year Membership	$0
Pro-shop	$70,121
Restaurant/Bar	$520,552
Wedding Venue	$0
Mountain Bike Shuttle	$0
Pickle Ball	$0
RV Park	$0
Tent Camping	$0
Event Ticket Sales	$0
Total Variable Costs	**$694,529**

FIXED COSTS/OVERHEAD	
Advertising & Promotion	$60,000
Events	$60,000
HOA Dues	$4,600
Insurance	$24,000
Office Supplies & Software	$21,581
Pest Control	$96
Professional Fees	$24,000
Course Maintenance	$115,832
Supplies	$21,598
Tax - Property	$11,041
Telephone Expense	$1,064
Utilities	$38,672
Real Estate Debt	$182,124
Total Fixed Costs	**$564,608**
Total Payroll Cost	**$686,122.6**
Total Projected Expenses	**$1,259,137**
Total Projected Revenue	**$2,718,370**
Gain/Loss	**$1,459,233**

Year 3 Projected Revenue



	Total Projected	3/1/2024	4/1/2024	5/1/2024	6/1/2024	7/1/2024	8/1/2024	9/1/2024	10/1/2024	11/1/2024	12/1/2024	1/1/2025	2/1/2025
Total Fixed Costs	$564,608	$40,117	$41,376	$39,304	$42,946	$75,139	$38,885	$45,268	$74,761	$50,197	$42,010	$39,967	$34,639
Total Payroll Cost	$686,123	$54,463	$54,463	$57,720	$57,720	$57,720	$57,720	$57,720	$57,720	$57,720	$57,720	$57,720	$57,720
Total Projected Expenses	$1,259,137	$168,670	$180,058	$207,280	$218,999	$283,386	$210,878	$228,078	$283,647	$233,502	$177,991	$164,018	$153,362
Total Projected Revenue	$2,718,370	$165,225	$221,058	$294,605	$311,161	$351,775	$312,775	$322,252	$353,303	$289,796	$155,281	$101,820	$101,820
Gain/Loss	$1,459,233	-$3,445	$41,000	$87,324	$92,161	$68,389	$101,897	$94,174	$69,656	$56,294	-$22,710	-$62,198	-$51,542

North Cove 2025 - 2026

Year 4 - Financial Projections

TOTAL REVENUE	Projected Revenue
Greens Fees	$420,724
Year Membership	$31,493
Pro-shop	$189,326
Restaurant/Bar	$1,405,489
Wedding Venue	$384,000
Mountain Bike Shuttle	$34,563
Pickle Ball	$65,625
RV Park	$882,090
Tent Camping	$202,500
Event Ticket Sales	$156,000
Total Projected Revenue	**$3,771,810**

VARIABLE COST	
Greens Fees	$140,238
Year Membership	$0
Pro-shop	$94,663
Restaurant/Bar	$702,745
Wedding Venue	$0
Mountain Bike Shuttle	$0
Pickle Ball	$0
RV Park	$0
Tent Camping	$0
Event Ticket Sales	$0
Total Variable Costs	**$937,645**

FIXED COSTS/OVERHEAD	
Advertising & Promotion	$60,000
Events	$120,000
HOA Dues	$4,600
Insurance	$24,000
Office Supplies & Software	$21,581
Pest Control	$96
Professional Fees	$24,000
Course Maintenance	$127,258
Supplies	$26,998
Tax - Property	$11,041
Telephone Expense	$1,064
Utilities	$48,340
Real Estate Debt	$182,124
Total Fixed Costs	**$651,102**
Total Payroll Cost	**$712,941.4(**
Total Projected Expenses	**$1,588,748**
Total Projected Revenue	**$3,771,810**
Gain/Loss	**$2,183,062**